
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C-AR**

**UNDER THE SECURITIES ACT OF 1933**


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

***Name of issuer***
KRAM Nutrition LLC

***Legal status of issuer***

    ***Form***
    Limited Liability Company

    ***Jurisdiction of Incorporation/Organization***
    California

    ***Date of organization***
    February 26, 2020

***Physical address of issuer***
225 CA HWY 174 #A, Colfax, CA 95713

225 CA HWY 174 #A, Colfax, CA 95713

**Website of issuer**
kramnutrition.com

**Name of co-issuer**
Kram Nutrition I

**Legal status of co-issuer**

  **Form**
  Limited Liability Company

***Jurisdiction of Incorporation/Organization***
Delaware

***Date of organization***
October 5, 2022

**Physical address of co-issuer**
4104 24TH ST , , PMB 8113 , San Francisco , CA 94114

**Website of co-issuer**
https://wefunder.com/

**Current number of employees**
0

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| **Total Assets** | $47,104.65 | $231,630.78 |
| **Cash & Cash Equivalents** | $42,392.67 | $205,078.86 |
| **Accounts Receivable** | | |
| **Short-term Debt** | $133,340.20 | $134,033.97 |
| **Long-term Debt** | $90,187.10 | $81,439.56 |
| **Revenues/Sales** | $250,789.60 | $166,381.73 |
| **Cost of Goods Sold** | $391,112.95 | $257,541.72 |
| **Taxes Paid** | $11,098.69 | $20.00 |
| **Net Income** | -$541,586.00 | -$430,744.12 |

**April 3, 2024**


**FORM C-AR**

**KRAM Nutrition LLC**



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by KRAM Nutrition LLC , a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at kramnutrition.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 3, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

**Forward Looking Statement Disclosure**

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers'* *current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

## Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

KRAM Nutrition LLC (the "Company") is a California Limited Liability Company, formed on February 26, 2020.

The Company is located at 225 CA HWY 174 #A, Colfax, CA 95713.

The Company's website is kramnutrition.com.

The information available on or through our website is not a part of this Form C-AR.

Kram Nutrition I (the "Co-Issuer") is a Delaware Limited Liability Company, formed on October 5, 2022. The Co-Issuer is currently also conducting business under the name of Kram Nutrition I, a series of Wefunder SPV, LLC .

The Co-Issuer is located at 4104 24TH ST , , PMB 8113 , San Francisco , CA 94114.

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We make on-the-go favorite foods better for people and the planet.

RISK FACTORS

Risks Related to the Company's Business and Industry

*The Company is an early stage company in operation November 3, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions,*
possibility of supply chain issues, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and materials needed for their operations are reasonable. but until their operations have continued for a period of time, it will be impossible to determine the accuracy or such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

*The company intends to use a significant portion of the proceeds from the offering for unspecified working capital.*
The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on sales, marketing, machinery, raw materials, and product development) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific obligations. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address current circumstances and opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgement with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and investor may have no recourse. A use of proceeds that docs not further the Company's business and goals could harm the Company and its operations, and ultimately cause

an investor to lose all or portion of his or her investment.

**_We may provide certain projected results of operations to prospective investors in connection with this offering._**

Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

***We are subject to today's market with increase in mobility and inflation***
anticipated to peak in the first of the new year, uncertain demand, shifting tastes, changing standards and regulations, and having to rely on our supplier network.

***An increase in the cost of raw materials or energy could affect the Company's profitability.***
Commodity and other price changes may result in unexpected increases in the cost of raw materials, packaging materials, and transportation used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit which could have an adverse effect of your investment.

***An unforeseeable halt in operations is the real risk of natural disaster.***
Our current facility is in Colfax, Ca. which can get heavy snowfall in the winter and fires in the months that could threaten our facility. We have future plans in mid 2023 to move our facility to an area that poses less natural disaster risk.

***The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.***
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights. have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

***Our future success depends on the efforts of a small management team.***
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

***An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.***

***The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor.***

The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

***Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company.***

The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

**The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.**
The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment may result in substantial dilution of the investors interest in the company.

**Additionition Issuances of securities.**
Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

**Issuer repurchases of securities.**
The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, and decrease the percentage interests held by other similarly situated investors to the Investor. and create pressure on the Investor to sell its securities to the Company concurrently.

**A sale of the issuer or of assets of the issuer.**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the

Company.

***Transactions with related parties.***
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the

existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We make on-the-go favorite foods better for people and the planet.

Business Plan - The Company

Please refer to the Appendix A attached to the Form C.

Business Plan - The Co-Issuer

Kram Nutrition I (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation

associated with its formation, operation, or winding up, will receive no other compensation; and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;

- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
  - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
  - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

10

- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Premium PB & J | Optimized for athletes, busy families, and healthy living | Active, busy people wanting healthier foods |

We'll go national with Costco and Sam's Club while gaining a presence in more independent stores, we will get bigger and better, expand our capacity by moving to a new facility, and bring on sales, HR, and finance experts.

Our product is sold in Sprouts, Central Market, and Erewhon.

Competition

The Company's primary competitors are Smuckers and Chubby Snacks .

We're bigger, we're healthier, and we're the premium product in the space.

Supply Chain and Customer Base

Made in-house-Kram controls production costs and schedule

Athletes, busy families, and healthy living.

Intellectual Property

The Company is dependent on the following intellectual property:


Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 225 CA HWY 174 #A, Colfax, CA 95713

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Ruth Moretton

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

Managing Member and CEO, 2020-Present

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

Managing Member and CEO, 2020-Present , KRAM Nutrition

*Education*

*Name*

Austin Fortier

**All positions and offices held with the Company and date such position(s) was held with start and ending dates**

Managing Member and COO, 2020-Present

**Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates**

Managing Member and COO, 2020-Present, KRAM Nutrition

***Education***

***Officers of the Company***

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Ruth Moretton

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Managing Member and CEO, 2020-Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Managing Member and CEO, 2020-Present , KRAM Nutrition

***Education***

***Name***

Austin Fortier

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Managing Member and COO, 2020-Present

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Managing Member and COO, 2020-Present, KRAM Nutrition

***Education***

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 7 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

| Type of security | SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Amount outstanding** | 0 |
| **Voting Rights** | None |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | |

The Company has the following debt outstanding:

| | |
|---|---|
| **Type of debt** | Loan |
| **Name of creditor** | Quick Books Capital |
| **Amount outstanding** | $26,870.00 |
| **Interest rate and payment schedule** | 12% per annum |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | March 29, 2023 |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Loan |
| **Name of creditor** | PayPal/Loan Builder |
| **Amount outstanding** | $26,500.00 |
| **Interest rate and payment schedule** | 0% |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | February 2, 2025 |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Line of credit |
| **Name of creditor** | Wells LOC |
| **Amount outstanding** | $10,000.00 |
| **Interest rate and payment schedule** | 7.5% per annum |
| **Amortization schedule** | |

| | |
|---|---|
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Loan |
| **Name of creditor** | Kanmon |
| **Amount outstanding** | $56,250.00 |
| **Interest rate and payment schedule** | 18% per annum |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | September 1, 2024 |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Loan |
| **Name of creditor** | Byline (Forklift) |
| **Amount outstanding** | $4,848.00 |
| **Interest rate and payment schedule** | N/A |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Line of credit |
| **Name of creditor** | American Express |
| **Amount outstanding** | $34,800.00 |
| **Interest rate and payment schedule** | N/A |
| **Amortization schedule** | |

| | |
|---|---|
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Line of credit |
| **Name of creditor** | Chase Visa |
| **Amount outstanding** | $69,355.00 |
| **Interest rate and payment schedule** | N/A |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Line of credit |
| **Name of creditor** | US Bank |
| **Amount outstanding** | $2,900.00 |
| **Interest rate and payment schedule** | N/A |
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | |

| | |
|---|---|
| **Type of debt** | Line of credit |
| **Name of creditor** | Discover |
| **Amount outstanding** | $5,500.00 |
| **Interest rate and payment schedule** | N/A |
| **Amortization schedule** | |

| | |
|---|---|
| **Amortization schedule** | |
| **Describe any collateral or security** | |
| **Maturity date** | |
| **Other material terms** | |

| Type of debt | Line of credit |
| --- | --- |
| Name of creditor | FRBO (Websturant) |
| Amount outstanding | $4,600.00 |
| Interest rate and payment schedule | |
| Amortization schedule | |
| Describe any collateral or security | |
| Maturity date | |
| Other material terms | |

The total amount of outstanding debt of the company is $241,623.00.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
| --- | --- | --- | --- | --- | --- |
| Other | 425,000 | | General Operations | August 1, 2022 | Section 4(a) (2) |
| Equity | 70,000 | | General Operations | September 1, 2022 | Rule 506(b) |
| SAFE (Simple Agreement for Future Equity) | 1,160,619 | $133,310.00 | Marketing, retail expansion, production costs, Wefunder | October 6, 2022 | Regulation CF |

Ownership of the Company

A majority of the Company is owned by Austin Fortier and Ruth Moretton.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Austin Fortier | 42.0% |
| Ruth Moretton | 43.0% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return Information**

| Total Income | Taxable Income | Total Tax |
|---|---|---|
|  |  |  |

Operations

No financial milestones or challenges.

We will be increasing our marketing and advertising efforts, increasing retail presence, increased e-commerce sales with enhanced affiliate program.

Liquidity and Capital Resources

On August 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised .

On September 1, 2022 the Company conducted an offering pursuant to Rule 506(b) and raised .

On October 6, 2022 the Company conducted an offering pursuant to Regulation CF and raised $133,310.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
We will likely require additional financing in excess of the proceeds from the Offering in order to

perform operations over the lifetime of the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

*Company Loans*

| Related Person/Entity | Ruth Moretton |
|---|---|
| Relationship to the Company | Owner |

| | |
|---|---|
| **Relationship to the Company** | Owner |
| **Total amount of money involved** | $425,000.00 |
| **Benefits or compensation received by related person** | |
| **Benefits or compensation received by Company** | |
| **Description of the transaction** | Owner Contribution |

*Company Securities*

| Related Person/Entity | Shawn Dill |
|---|---|
| Relationship to the Company | Member |
| Total amount of money involved | $70,000.00 |
| Benefits or compensation received by related person | |
| Benefits or compensation received by Company | |
| Description of the transaction | Priced Round |

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**The Company The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.**

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S.

securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ruth Moretton
(Signature)

Ruth Moretton
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/
(Signature)

(Name)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

22

/s/Ruth Moretton
(Signature)

Ruth Moretton
(Name)

CEO
(Title)


(Date)


/s/Austin Fortier
(Signature)

Austin Fortier
(Name)

COO
(Title)


(Date)


***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18

U.S.C. 1001.

23

EXHIBITS

Exhibit A     Financial Statements of Company and Co-Issuer

EXHIBIT A

*Financial Statements of Company and Co-Issuer*

# Kram Nutrition LLC

## Profit and Loss

### January - December 2022

|  | TOTAL |
|---|---|
| Income |  |
|   Discounts/Refunds Given | -10.00 |
|   PayPal Sales | 16,985.37 |
|   Sales of Product Income | 149,406.36 |
| **Total Income** | **$166,381.73** |
| Cost of Goods Sold |  |
|   Cost of Goods Sold | 150.40 |
|     Ingredients & Raw Materials - COGS | 84,294.26 |
|     Packaging & Handling | 72,853.12 |
|     Shipping | 100,243.94 |
|   **Total Cost of Goods Sold** | **257,541.72** |
| **Total Cost of Goods Sold** | **$257,541.72** |
| GROSS PROFIT | $ -91,159.99 |
| Expenses |  |
|   Advertising & Marketing | 54,346.46 |
|   Gifts | 100.00 |
|   Product Nutrition Testing | 11.22 |
|   **Total Advertising & Marketing** | **54,457.68** |
|   Ask My Accountant | 0.00 |
|   Bank Charges & Fees | 12,674.94 |
|   Amazon Fee | 3,991.51 |
|   PayPal Fees | 727.35 |
|   **Total Bank Charges & Fees** | **17,393.80** |
|   Car & Truck |  |
|   Fuel | 9,914.89 |
|   Registration | 1,056.64 |
|   Repairs & Maintenance | 2,249.23 |
|   **Total Car & Truck** | **13,220.76** |
|   Charitable Contributions | 5,228.75 |
|   Contractors | 340.00 |
|   Dues & subscriptions | 1,586.74 |
|    | 3,017.07 |

| | |
|---|---:|
| Education/Training | 3,017.07 |
| Training - CPG | 866.00 |
| **Total Education/Training** | **3,883.07** |
| Insurance | 4,793.80 |
| Interest Paid | 15,708.43 |
| Kitchen Supplies & Materials | 5,105.29 |
| Licenses & Permits | 1,537.80 |
| Meals & Entertainment | 943.14 |
| Office Supplies & Software | 4,323.03 |

# Kram Nutrition LLC

## Profit and Loss

January - December 2022

|  | TOTAL |
|---|---|
| Payroll Expenses | 115.00 |
|   Taxes | 5,506.96 |
|   Wages | 54,511.02 |
| **Total Payroll Expenses** | **60,132.98** |
| Professional Services |  |
|   Accounting | 11,500.00 |
|   Kitchen Cleaners | 160.00 |
|   Legal | 169.96 |
|   Public Relations | 8,500.00 |
| **Total Professional Services** | **20,329.96** |
| Rent & Lease | 61,020.00 |
|   Equipment | 12,483.90 |
| **Total Rent & Lease** | **73,503.90** |
| Repairs & Maintenance | 7,544.21 |
| Taxes & Licenses | 20.00 |
|   LLC Fee | 800.00 |
| **Total Taxes & Licenses** | **820.00** |
| Travel |  |
|   Lodging | 329.15 |
|   Transport | 32.92 |
| **Total Travel** | **362.07** |
| Utilities |  |
|   Gas | 14,525.87 |
|   Propane | 1,748.76 |
|   Telephone | 1,797.98 |
| **Total Utilities** | **18,072.61** |
| **Total Expenses** | **$309,288.02** |
| **NET OPERATING INCOME** | **$ -400,448.01** |
| Other Income |  |
|   Cash Back/Rewards | 3,114.03 |
| **Total Other Income** | **$3,114.03** |

| Other Expenses | |
| --- | --- |
| Depreciation Expense | 33,410.14 |
| **Total Other Expenses** | **$33,410.14** |
| NET OTHER INCOME | $ -30,296.11 |
| NET INCOME | $ -430,744.12 |

# Kram Nutrition LLC

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| Income |  |
| Channel Sales |  |
| Amazon Sales | 119.98 |
| **Total Channel Sales** | **119.98** |
| Discounts/Refunds Given | -340.97 |
| PayPal Sales | 17,737.83 |
| Sales of Product Income | 233,272.76 |
| **Total Income** | **$250,789.60** |
| Cost of Goods Sold |  |
| Channel Selling Fees |  |
| Amazon Selling Fees | 18.00 |
| **Total Channel Selling Fees** | **18.00** |
| Cost of Goods Sold | 240.76 |
| Ingredients & Raw Materials - COGS | 130,752.88 |
| Packaging & Handling | 82,420.94 |
| Shipping | 177,680.37 |
| **Total Cost of Goods Sold** | **391,094.95** |
| **Total Cost of Goods Sold** | **$391,112.95** |
| GROSS PROFIT | $ -140,323.35 |
| Expenses |  |
| Advertising & Marketing | 41,674.28 |
| Gifts | 145.00 |
| **Total Advertising & Marketing** | **41,819.28** |
| Bank Charges & Fees | 14,124.13 |
| Amazon Fee | 8,684.43 |
| PayPal Fees | 706.33 |
| **Total Bank Charges & Fees** | **23,514.89** |
| Car & Truck |  |
| Fuel | 8,933.63 |
| Repairs & Maintenance | 7,515.77 |
| **Total Car & Truck** | **16,449.40** |

| | |
|---|---:|
| Charitable Contributions | 1,500.00 |
| Dues & subscriptions | 3,879.68 |
| Education/Training | 579.92 |
| Training - CPG | 220.00 |
| **Total Education/Training** | **799.92** |
| Insurance | 8,822.00 |
| Interest Paid | 23,373.44 |
| Job Supplies | 141.48 |
| Kitchen Supplies & Materials | 10,893.18 |
| Licenses & Permits | 2,233.00 |

# Kram Nutrition LLC

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| Meals & Entertainment | 2,423.32 |
| Office Supplies & Software | 4,425.94 |
| Payroll Expenses |  |
| Taxes | 11,098.69 |
| Wages | 105,785.81 |
| **Total Payroll Expenses** | **116,884.50** |
| Professional Services |  |
| Accounting | 10,000.00 |
| Kitchen Cleaners | 208.00 |
| Legal | 16,648.49 |
| **Total Professional Services** | **26,856.49** |
| Rent & Lease | 71,094.55 |
| Equipment | 397.93 |
| **Total Rent & Lease** | **71,492.48** |
| Repairs & Maintenance | 8,105.43 |
| Taxes & Licenses | 915.53 |
| Travel | 3.42 |
| Airfare | 7,587.73 |
| Lodging | 1,287.19 |
| Transport | 361.42 |
| **Total Travel** | **9,239.76** |
| Uniforms | 780.15 |
| Utilities |  |
| Gas | 17,111.61 |
| Propane | 2,633.00 |
| Telephone | 5,582.68 |
| Trash | 2,519.00 |
| **Total Utilities** | **27,846.29** |
| **Total Expenses** | **$402,396.16** |
| NET OPERATING INCOME | $ -542,719.51 |
| Other Income |  |

| | |
|---|---:|
| Cash Back/Rewards | 1,133.51 |
| **Total Other Income** | **$1,133.51** |
| NET OTHER INCOME | $1,133.51 |
| NET INCOME | $ -541,586.00 |

# Kram Nutrition LLC

## Balance Sheet

As of December 31, 2022

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Amazon Reserves | 231.83 |
| KRAM WFB Checking (7509) | 204,495.31 |
| PayPal Bank | 351.72 |
| PayPal Reserves/Holding | 0.00 |
| **Total Bank Accounts** | **$205,078.86** |
| Other Current Assets | |
| Inventory | 26,551.92 |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$26,551.92** |
| **Total Current Assets** | **$231,630.78** |
| Fixed Assets | |
| Accumulated Depreciation | -173,779.14 |
| Kitchen Machinery & Equipment | 146,034.85 |
| Blast Chiller Freezer | 27,744.29 |
| Capital Improvements | 0.00 |
| **Total Kitchen Machinery & Equipment** | **173,779.14** |
| **Total Fixed Assets** | **$0.00** |
| **TOTAL ASSETS** | **$231,630.78** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| AMEX 11006 | 13,776.47 |
| Amex Amazon 51005 | 12,842.29 |
| AMEX CC 61000 | 2,589.02 |
| Amex CC 71000 | 1,872.61 |
| Capital One 5664 (deleted) | 1,200.00 |
| Chase CC 5618 | 25,261.13 |

| | |
|---|---|
| ChaseBiz  CC 1955 | 1,856.91 |
| ChaseCC 4904 | 58,309.64 |
| US Bank CC | 2,058.00 |

# Kram Nutrition LLC

## Balance Sheet

As of December 31, 2022

|  | TOTAL |
|---|---|
| **Total Credit Cards** | **$119,766.07** |
| Other Current Liabilities |  |
| Direct Deposit Payable | 0.00 |
| OnDeck LOC | 4,885.90 |
| Payroll Liabilities |  |
| CA PIT / SDI | 0.00 |
| CA SUI / ETT | 190.03 |
| Federal Taxes (941/944) | 1,413.50 |
| Federal Unemployment (940) | 195.64 |
| **Total Payroll Liabilities** | **1,799.17** |
| Wells Fargo LOC | 7,582.83 |
| **Total Other Current Liabilities** | **$14,267.90** |
| **Total Current Liabilities** | **$134,033.97** |
| Long-Term Liabilities |  |
| Byline Forklift Loan | 10,179.38 |
| Notes Payable |  |
| Kanmon Loan | 9,073.87 |
| PayPal Loan (deleted) | 16,612.48 |
| Quickbooks Loan | 16,991.55 |
| **Total Notes Payable** | **42,677.90** |
| Other Liabilities | 0.00 |
| Shopify Loan | 19,347.45 |
| TimePayment DoughRoller | 9,234.83 |
| **Total Long-Term Liabilities** | **$81,439.56** |
| **Total Liabilities** | **$215,473.53** |
| Equity |  |
| Dill, Shawn (2%) |  |
| Partner Contributions | 70,000.00 |
| **Total Dill, Shawn (2%)** | **70,000.00** |
| Fortier, Austin (47%) |  |
| Partner Contributions | 174,916.35 |

| | |
|---|---:|
| Partner Distributions | -7,138.95 |
| **Total Fortier, Austin (47%)** | **167,777.40** |
| Moretton, Ruth (51%) | |
| Partner Contributions | 251,613.33 |
| Partner Distributions | 7,329.93 |
| **Total Moretton, Ruth (51%)** | **258,943.26** |
| Owner's Investment | 0.00 |
| Quest 7 | 240,200.00 |
| Retained Earnings | -360,705.29 |
| WeFunder | 70,686.00 |

# Kram Nutrition LLC

## Balance Sheet

As of December 31, 2022

|  | TOTAL |
|---|---|
| Net Income | -430,744.12 |
| **Total Equity** | **$16,157.25** |
| **TOTAL LIABILITIES AND EQUITY** | **$231,630.78** |

Wednesday, April 9, 2024 09:12 AM GMT-07:00

# Kram Nutrition LLC

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Amazon Reserves | 163.04 |
| KRAM WFB Checking (7509) | 42,229.63 |
| PayPal Bank | 0.00 |
| PayPal Reserves/Holding | 0.00 |
| **Total Bank Accounts** | **$42,392.67** |
| Other Current Assets | |
| Channel Clearing Account | |
| Amazon US Clearing Account | 265.02 |
| **Total Channel Clearing Account** | **265.02** |
| Channel Reserve Balance | |
| Amazon Reserve Balance | -163.04 |
| **Total Channel Reserve Balance** | **-163.04** |
| Inventory | 4,610.00 |
| Undeposited Funds | 0.00 |
| **Total Other Current Assets** | **$4,711.98** |
| **Total Current Assets** | **$47,104.65** |
| Fixed Assets | |
| Accumulated Depreciation | -173,779.14 |
| Kitchen Machinery & Equipment | 146,034.85 |
| Blast Chiller Freezer | 27,744.29 |
| Capital Improvements | 0.00 |
| **Total Kitchen Machinery & Equipment** | **173,779.14** |
| **Total Fixed Assets** | **$0.00** |
| **TOTAL ASSETS** | **$47,104.65** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |

| | |
|---|---:|
| 1st Bank | 2,991.10 |
| AMEX 11006 | 17,921.09 |
| Amex Amazon 51005 | 15,118.06 |
| AMEX CC 61000 | 2,088.86 |
| Amex CC 71000 | 2,037.50 |
| Chase CC 5618 | 21,926.87 |
| ChaseBiz CC 1955 | 76.78 |
| ChaseCC 4904 | 49,391.19 |
| DISCOVER | 6,432.56 |
| US Bank CC | 2,646.25 |

# Kram Nutrition LLC

## Balance Sheet

As of December 31, 2023

|  | TOTAL |
|---|---|
| **Total Credit Cards** | **$120,630.26** |
| Other Current Liabilities |  |
| Direct Deposit Payable | 0.00 |
| OnDeck LOC | 0.00 |
| Payroll Liabilities |  |
| CA PIT / SDI | 0.00 |
| CA SUI / ETT | 787.24 |
| Federal Taxes (941/944) | 1,916.45 |
| Federal Unemployment (940) | 425.60 |
| **Total Payroll Liabilities** | **3,129.29** |
| Wells Fargo LOC | 9,580.65 |
| **Total Other Current Liabilities** | **$12,709.94** |
| **Total Current Liabilities** | **$133,340.20** |
| Long-Term Liabilities |  |
| Byline Forklift Loan | 4,331.10 |
| Notes Payable |  |
| Kanmon Loan | 56,250.00 |
| Quickbooks Loan | 29,606.00 |
| **Total Notes Payable** | **85,856.00** |
| Other Liabilities | 0.00 |
| Shopify Loan | 0.00 |
| TimePayment DoughRoller | 0.00 |
| **Total Long-Term Liabilities** | **$90,187.10** |
| **Total Liabilities** | **$223,527.30** |
| Equity |  |
| Big Loud II, LLC | 100,000.00 |
| Dill, Shawn (2%) |  |
| Partner Contributions | 70,000.00 |
| **Total Dill, Shawn (2%)** | **70,000.00** |
| Fortier, Austin (47%) |  |
| Partner Contributions | 174,916.35 |

| | |
|---|---:|
| Partner Distributions | -38,138.95 |
| **Total Fortier, Austin (47%)** | **136,777.40** |
| Helms, Christopher Lee Equity | 10,000.00 |
| HTGT ENTERPRISES LLC Equity | 50,000.00 |
| Lyons, Dan Equity | 50,000.00 |
| Moretton, Ruth (51%) | |
| Partner Contributions | 268,876.16 |
| Partner Distributions | 6,207.85 |
| **Total Moretton, Ruth (51%)** | **275,084.01** |
| Owner's Investment | 50,000.00 |

# Kram Nutrition LLC

## Balance Sheet

As of December 31, 2023

| | TOTAL |
|---|---|
| Quest 7 | 240,200.00 |
| Retained Earnings | -791,449.41 |
| SHANNONDOAH LLC Equity | 50,000.00 |
| WeFunder | 124,551.35 |
| Net Income | -541,586.00 |
| **Total Equity** | **$ -176,422.65** |
| **TOTAL LIABILITIES AND EQUITY** | **$47,104.65** |

**Sophie Wang** <sophie@wefunder.com>                    Tue, Apr 18, 2023, 12:28 PM    ☆    ↩    ⋮

to me, Chris, Jake, Eric, Compliance ▾

Hey Peyton,

Thank you for this!

I have discussed with our compliance team. Given that the law is ambiguous on this issue, we take the stance that financials are not needed for the SPV. We have a hard time believing the SEC intended issuers who use an SPV for their raises to waste time and money on financials that would be all 0s.

We appreciate your understanding and look forward to continuing our partnership.

Thanks,
Sophie